August 24, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:           Midas Magic, Inc. (“Registrant”)
(File Nos. 033-02847, 811-04625)

Ladies and Gentlemen:

On behalf of the Registrant, we request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the immediate withdrawal of Post-Effective Amendment Number 48 to the Registrant’s Registration Statement on Form N-1A, together with all exhibits thereto (File Nos. 033-02847, 811-04625), which was filed with the U.S. Securities and Exchange Commission on July 27, 2012 (via EDGAR Accession No. 0000788422-12-000041) (the “PEA 48”).  No securities were sold in connection with PEA 48.

PEA 48 was filed for the purpose of adding two new series to the Registrant.  Due to a technical error, the two new series were inadvertently not added to the Registrant and the Registrant will file a new Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A to correct the technical error and add the two new series to the Registrant.

If you have any questions or comments regarding the foregoing, please contact Fatima Sulaiman at 202-778-9082 or Darrell Mounts at 202-778-9298 at K&L Gates LLP, legal counsel to the Registrant.

Sincerely,

Midas Magic, Inc.

By: /s/ John F. Ramirez

Name:  John F. Ramirez

Title:  General Counsel